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Exhibit 12.1

LTC PROPERTIES, INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF
EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS
(Dollars in Thousands)
(Unaudited)

	Year Ended					Three Months Ended
	2005	2006	2007	2008	2009	March 31, 2010
Earnings
Income from continuing operations	$51,037	$45,879	$48,039	$43,192	$44,360	$10,570
Add: Fixed charges (See below)	8,659	7,371	5,300	4,421	2,714	449
Amortization of capitalized interest	—	—	—	—	—	—
Distributed income of equity investees	—	—	—	—	—	—
Share of pre-tax losses of equity investees	—	—	—	—	—	—
Less:
Capitalized interest	—	—	—	(60)	(40)	(25)
Non-controlling interests expense on consolidated subsidiaries	(349)	(343)	(343)	(307)	(296)	(48)
Minority interest in pre-tax income that have not incurred fixed charges (equity method investees)	—	—	—	—	—	—

Total Earnings	$59,347	$52,907	$52,996	$47,246	$46,738	$10,946

Fixed Charges
Interest expense (includes amortization of debt issue costs)	$8,310	$7,028	$4,957	$4,114	$2,418	$401
Estimated interest in rental expense	—	—	—	—	—	—
Non-controlling interests expense on consolidated subsidiaries	349	343	343	307	296	48

Total Fixed Charges	$8,659	$7,371	$5,300	$4,421	$2,714	$449

Preferred Dividends	$17,343	$17,157	$16,923	$15,390	$15,141	$3,785
Total Fixed Charges and Preferred Dividends	$26,002	$24,528	$22,223	$19,811	$17,855	$4,234
Ratio of earnings to fixed charges	6.85	7.18	10.00	10.69	17.22	24.38
Ratio of earnings to fixed charges and preferred dividends	2.28	2.16	2.38	2.38	2.62	2.59

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  Exhibit 12.1
LTC PROPERTIES, INC. COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED DIVIDENDS (Dollars in Thousands) (Unaudited)